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                                                                      EXHIBIT 18





December 8, 1994



Mr. Henry Teichholz
Vice President, Treasurer, and
 Controller
Holly Corporation
100 Crescent Court
Suite 1600
Dallas, Texas 75201

Dear Mr. Teichholz:

Note B of Notes to Consolidated Financial Statements of Holly Corporation included in its Form 10-Q for the three months ended October 31, 1994 describes a change in the method of accounting for turnaround costs, from the method of accruing expected expenses up to the date of turnaround to the method of amortizing turnaround costs incurred over the period until the next turnaround. You have advised us that you believe that the change is to a preferable method in your circumstances because it provides better matching of turnaround costs with revenues.

We concluded that the change in the method of accounting for turnaround costs is to an acceptable alternative method which, based on your business judgment to make this change for the reason cited above, is preferable in your circumstances. We have not conducted an audit in accordance with generally accepted auditing standards of any financial statements of the Company as of any date or for any period subsequent to July 31, 1994, and therefore we do not express any opinion on any financial statements of Holly Corporation subsequent to that date.



                                        /s/ ERNST & YOUNG LLP